EXHIBIT 4.14

SCHEDULE “A”

attached to and forming part of the
Articles of Amendment
of

FCE FuelCell Energy Ltd.
(the “Corporation”)

1,000,000 CLASS A CUMULATIVE PREFERRED SHARES (the “Class A Preferred Shares”), which shall have attached thereto the following rights, privileges, restrictions and conditions:

1	DEFINITIONS:

For the purposes of these share conditions the following definitions shall apply:

1.1

“accrued and unpaid dividends” means an amount computed at the rate of dividend from time to time attaching to the Class A Preferred Shares as though dividends on such shares had been declared every Calendar Quarter and were accruing on a day to day basis from the date of issue to the date to which the computation of accrued dividends is to be made, after deducting all dividend payments made on such shares, as adjusted by Section 2.5;

1.2	“Board of Directors” means the board of directors of the Corporation;
1.3	“Calendar Quarter” means each of the three month periods ended March 31, June 30, September 30 and December 31 in each year;
1.4

“Common Shares” means only common shares of FuelCell as constituted on May 27, 2004 or as subsequently consolidated or subdivided and any other shares resulting from reclassification or change of such common shares or consolidation, amalgamation, arrangement or merger of FuelCell with or into any other entity, or any sale of its properties and assets as, or substantially as, an entirety to any other person or entity;

1.5	Intentionally Omitted;
1.6	Intentionally Omitted;
1.7	Intentionally Omitted;
1.8	“Dividend Commencement Date” means May 27, 2004;
1.9	“Dividend Payment Date” means the 10th day of January, April, July and October in each year with the first such date to be July 10, 2004;
1.10	“FuelCell” means FuelCell Energy, Inc., a corporation existing under the laws of the State of Delaware and includes any successor corporation;

1.11

“Market Price” means the volume weighted average price in U.S. dollars at which board lots of the Common Shares have been traded on NASDAQ during the Calendar Quarter and converted into Canadian dollars using the Bank of Canada’s noon rate of exchange on the last day of the Calendar Quarter.  In the event the Common Shares are not listed on NASDAQ but are listed on another stock exchange or stock exchange in Canada or the United States, any reference to NASDAQ shall be deemed to be references to such other stock exchange, or, if more than one, to such one on which the greatest volume of trading of Common Shares occurred during such Calendar Quarter.  In the event Common Shares are not so traded on any stock exchange in Canada or the United States, the Market Price thereof shall be determined by the Board of Directors, which determination shall be conclusive;

1.12	“NASDAQ” means NASDAQ Stock Market Inc.;
1.13

“Principal Redemption Price” means, at any time and for each Class A Preferred Share, $25.00 less all amounts paid on or before such time by the Corporation to a holder of a Class A Preferred Share as a return of capital;

1.14	Intentionally Omitted; and
1.15	“Tax Act” means the Income Tax Act (Canada), and the regulations thereunder as such act and regulations may be amended, superseded or replaced from time to time.
2	DIVIDENDS AND RETURN OF CAPITAL
2.1

Subject to Section 2.9, the holders of Class A Preferred Shares shall be entitled to receive, and the Corporation shall pay, preferential cumulative dividends, as and when declared by the Board of Directors, out of the assets of the Corporation properly applicable to the payment of dividends, at a rate per annum on the Principal Redemption Price of the Class A Preferred Shares plus, after January 1, 2011, on accrued and unpaid dividends as of the first day of the relevant Calendar Quarter determined for such Calendar Quarter as follows:

Market Price, in Canadian currency, in the Calendar Quarter	Annual Dividend Rate Applicable to that Calendar Quarter
Less than or equal to $128.89	5%
$128.90 to $146.81	4%
$146.82 to $164.73	3%
$164.74 to $182.65	2%
greater than $182.65	1%

Such dividends shall accrue and be cumulative from the Dividend Commencement Date.  Such dividends shall be payable on the Dividend Payment Dates to shareholders of record on the immediately preceding Calendar Quarter end date.  The rate of any dividend declared and paid for a portion of a Calendar Quarter shall be prorated accordingly.

Notwithstanding the foregoing and in lieu of the annual dividend rates set forth above, commencing on January 1, 2020, for each Class A Preferred Share held by a holder of Class A Preferred Shares, such holder shall be entitled to receive, and the Corporation shall pay, preferential cumulative dividends, as and when declared by the Board of Directors, out of the assets of the Corporation properly applicable to the payment of dividends, at an annual rate of 15% on the sum of the Principal Redemption Price plus any accrued and unpaid dividends. Further, notwithstanding anything to the contrary set forth in this Section 2.1, commencing on January 1, 2020, the Corporation shall only be required to make dividend payments as and when required by Section 2.11, if so declared by the Board of Directors, out of assets of the Corporation properly applicable to the payment of dividends.  Any accrued and unpaid dividends in excess of the amount of the dividend payments made pursuant to Section 2.11 will remain outstanding and will be payable as set forth in Section 2.10 (or Section 2.8 at the Corporation’s discretion).

2.2

If on any Dividend Payment Date the dividend payable on such date is not declared and paid in full on all of the Class A Preferred Shares then issued and outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient monies properly applicable to the payment of the same.  When any such dividend is not paid in full, the Class A Preferred Shares shall participate rateably with all other preferred shares, if any, which rank on a parity with the Class A Preferred Shares with respect to the payment of dividends, in respect of such dividends including accumulations, if any, in accordance with the sums which would be payable on the Class A Preferred Shares and such other shares if all such dividends were declared and paid in full in accordance with their terms.  The holders of Class A Preferred Shares shall not be entitled to any dividends other than or in excess of the dividends hereinbefore provided for.

2.3	Intentionally Omitted.
2.4

Dividends (less any tax required to be withheld by the Corporation) on the Class A Preferred Shares shall be paid by electronic funds transfer or by cheque payable in lawful money of Canada, at any branch in Canada of the Corporation’s bankers.  The mailing of such cheque from the Corporation’s head office on or before the date on which such dividend is to be paid to a holder of Class A Preferred Shares shall be deemed to be payment of the dividends represented thereby and payable on such date unless the cheque is not paid upon presentation.

2.5

Notwithstanding the provisions of Section 2.1 but subject to Section 2.8, at all times prior to January 1, 2011 the Corporation shall declare and pay a dividend on the Class A Preferred Shares in respect of a Calendar Quarter ending in a particular fiscal year of the Corporation only to the extent that the Corporation would not be liable to pay tax under Part VI.I of the Tax Act in respect of such dividend other than tax that would be fully recovered by means of the deduction under paragraph 110(1)(k) of the Tax Act for that fiscal year.  On each Dividend Payment Date, the Corporation shall estimate the amount of its taxable income for the fiscal year which includes such Dividend Payment Date and shall compute the amount of the dividend which it is obliged to declare and pay accordingly.  Once the actual amount of taxable income for such fiscal year is established by means of the filing of the relevant tax return, or if a previous estimate thereof has been revised by a subsequent estimate thereof made by the Corporation, such adjustment as is appropriate to achieve the result expressed herein shall be made to the amount of the dividend required to be declared and paid on the next Dividend Payment Date, whether that date falls within the same or a subsequent fiscal year.  The Corporation shall deliver to the holders of the Class A Preferred Shares, on such Dividend Payment Date, a calculation in writing showing the amount of the Corporation’s taxable income for its fiscal year that includes that Dividend Payment Date as so estimated or as finally determined by the Corporation, as well as the dividend that such holders are entitled to receive on that Dividend Payment Date having regard to such estimated or actual taxable income, as the case may be.

If the Corporation does not declare and pay dividends on the Class A Preferred Shares as a consequence of the provisions of this Section 2.5, dividends shall continue to accrue at the rate or rates provided in these share conditions and the amount of all such dividends accrued prior to January 1, 2011 which remain unpaid, shall be adjusted upward by a multiplicative factor equal to 1.0245 raised to an exponent equal to the number of Calendar Quarters, including decimal fractions thereof based on 91 days per Calendar Quarter, between the 10th day following the Calendar Quarter in which the unpaid dividend originally accrued and January 1, 2011, assuming for these calculations that the Class A Preferred Shares were issued on July 31, 2000 and that the Corporation paid $125,000 in dividends per Calendar Quarter from the notional issue date until the Calendar Quarter ended December 31, 2003.  By way of illustration, for greater certainty, if the Board of Directors determines to declare and pay on November 25, 2005, a dividend which originally accrued in respect of the Calendar Quarter ending September 30, 2000, then the dividend which originally accrued would be multiplied by 1.643 (i.e. 1.0245 to the exponent 20.51) to determine the adjusted amount of the dividend to be declared.  Any dividends declared and paid on the Class A Preferred Shares, shall always be in respect of the earliest Calendar Quarter for which the original accrued dividend, or any part thereof, remains unpaid.  The Corporation shall maintain in its books of account at the end of each Calendar Quarter a record of the adjusted amount of each accrued and unpaid dividend, calculated on the basis of the amount that would be payable as of the 10th business day following the Calendar Quarter, and the aggregate adjusted amount of all such accrued and unpaid dividends.

2.6

The Corporation shall take into account the amount of any dividend allowance available to it under subsection 191.1(2) of the Tax Act in determining the amount of the dividend which it is required to declare and pay under Section 2.5 and, in the event the Corporation is or becomes “associated” for purposes of the Tax Act with any other corporation prior to January 1, 2011, no portion of the said dividend allowance shall be allocated to such associated corporation under Subsection 191.1(3) of the Tax Act.

2.7

The Corporation shall have full flexibility in planning its tax affairs so as to reduce its taxable income for a particular fiscal year as it sees fit, including the claiming of all discretionary deductions, notwithstanding that this will have the effect of reducing the amount of the dividends to actually be declared and paid to the holders of the Class A Preferred Shares in that fiscal year, by virtue of the operation of Section 2.5.
2.8

Notwithstanding Section 2.5, the Corporation may, in its sole discretion, on any Dividend Payment Date, declare and pay dividends, up to the amount of the then accrued and unpaid dividends, without regard to the limitation imposed under Section 2.5.

2.9	Intentionally Omitted.
2.10

On December 31, 2021, the amount of all accrued and unpaid dividends on the Class A Preferred Shares plus the Principal Redemption Price for each Class A Preferred Share (collectively, the “December 2021 Payment”) shall be paid to the holder of the Class A Preferred Shares by the Corporation in accordance with Section 2.4. Upon the payment of the December 2021 Payment (whether made on or before December 31, 2021), the Corporation will have no further obligations to the holders of the Class A Preferred Shares.

2.11

On the last day of each Calendar Quarter starting on March 31, 2011 and ending on the date that the December 2021 Payment is made, the Corporation shall make (i) to the extent the Principal Redemption Price for each Class A Preferred Share has not been paid in full, a return of capital payment to the holders of the Class A Preferred Shares in an aggregate amount equal to $187,500, and (ii) to the extent there are accrued and unpaid dividends on the Class A Preferred Shares, a dividend payment to the holders of the Class A Preferred Shares in an aggregate amount equal to $125,000.

2.12	Intentionally Omitted.
2.13

Notwithstanding Section 2.11, the Corporation may, in its sole discretion, make any return of capital payment referred to in such sections to the holders of the Class A Preferred Shares before the date such return of capital payment is due.

3	LIQUIDATION
3.1

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs, the holders of Class A Preferred Shares, shall be entitled to receive the Principal Redemption Price of such shares together with an amount equal to all accrued and unpaid dividends thereon, which amounts shall be calculated as if such dividends were accruing for the period from the expiration of the last Calendar Quarter for which the dividends thereon have been paid in full up to the date of such event, the whole before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the common shares of the Corporation or to the holders of any other shares of the Corporation ranking junior to the Class A Preferred Shares in any respect.  If such amounts are not paid in full, the Class A Preferred Shares shall participate rateably with all preferred shares and all other shares, if any, which rank on a parity with the preferred shares with respect to the return of capital or any other distribution of the assets of the Corporation, in respect of any return of capital in accordance with the sums which would be payable on such preferred shares and such other shares on such return of capital, if all sums so payable were paid in full in accordance with their terms.  After payment to the holders of the Class A Preferred Shares of the amounts so payable to them they shall not be entitled to share in any other distribution of the property or assets of the Corporation.

4	INTENTIONALLY OMITTED
5	INTENTIONALLY OMITTED
6	PRE-EMPTIVE RIGHTS
6.1

Holders of Class A Preferred Shares shall not be entitled as of right to subscribe for or purchase or receive any shares, bonds, debentures, or other securities of the Corporation now or hereafter authorized, other than shares receivable upon the exercise of the right of exchange as provided herein.

7	RESTRICTIONS
7.1

So long as any Class A Preferred Shares are outstanding, the Corporation shall not, without the approval of the holders of the Class A Preferred Shares given in the same manner as provided under Section 10:

(a)

issue any shares ranking in priority to or pari passu with the Class A Preferred Shares as to the payment of dividends or the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs;

(b)	pay any dividends on any shares of the Corporation which by their terms rank junior to the Class A Preferred Shares;
(c)

redeem or purchase or make any capital distribution in respect of any shares of the Corporation ranking junior to the Class A Preferred Shares (except out of net cash proceeds of a substantially concurrent issue of shares of the Corporation which by their terms rank junior to the Class A Preferred Shares);

(d)	redeem or purchase any other shares of the Corporation ranking pari passu with the Class A Preferred Shares; or
(e)	set aside any money or make any payments for any sinking fund or other retirement fund applicable to any shares of the Corporation ranking junior to the Class A Preferred Shares;

unless all dividends up to, and including, the Dividend Payment Date for the last completed Calendar Quarter for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of the Class A Preferred Shares and all other shares ranking on a parity with or in priority to the Class A Preferred Shares.

7.2

Nothing in Section 7.1 shall apply to, hinder or prevent, and authorization is hereby given for, any of the actions referred to in such Section if consented to, or approved, by the holders of the Class A Preferred Shares in the manner hereinafter specified.

8	VOTING RIGHTS
8.1

Subject to the provisions of the Business Corporations Act (Alberta), the holders of the Class A Preferred Shares shall not be entitled as such to any voting rights or to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting (but shall be entitled to receive notice of meetings of shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertakings or a substantial part thereof).

9	AMENDMENTS
9.1

The rights, privileges, restrictions and conditions attached to the Class A Preferred Shares may not be amended, modified, suspended, altered or repealed unless consented to, or approved by, the holders of the Class A Preferred Shares in the manner set out in Section 10 and in accordance with any requirements of the of the Business Corporations Act (Alberta), or any Act enacted in substitution therefor or in addition thereto applicable to the Corporation, and any amendments thereto from time to time.

10	APPROVAL BY HOLDERS OF CLASS A PREFERRED SHARES
10.1

Any consent or approval required or permitted to be given by the holders of Preferred Shares, Class A shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of all of the outstanding Class A Preferred Shares.

11	NOTICES
11.1

Any notice required to be given under the provisions attaching to the Class A Preferred Shares to the holders thereof shall be given by posting same in postage paid envelope addressed to each holder at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, then to the address of such holder last known to the Corporation; provided that accidental failure or omission to give any notice as aforesaid to one or more of such holders shall not invalidate any action or proceeding founded thereon.

12	TAX ELECTION

The Corporation shall elect, in the manner and within the time provided under Section 191.2 of the Tax Act, to pay tax at a rate, and to take all other necessary action under the Tax Act, such that no holder of Class A Preferred Shares will be required to pay tax on dividends received or deemed to be received on Class A Preferred Shares under Section 107.2 of Part IV.1 of the Tax Act.